U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.       Name and Address of Reporting Person*

         HC Investments, Inc.
         1105 North Market Street
         Suite 1300
         Wilmington, Delaware  19899


2.       Issuer Name and Ticker or Trading Symbol

         The Clorox Company (CLX)

3.       IRS Identification Number of Reporting Person, if an Entity (Voluntary)

         51-0318575

4.       Statement for Month/Year

         December/1999

5.       If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person to Issuer
         (Check all applicable)

         [_]  Director                  [X]   10% Owner (see attached statement)
         [_]  Officer (give title       [_]   Other (specify below)
              below)

7.       Individual or Joint/Group Filing (Check applicable line)

         [X]  Form filed by One Reporting Person
         [_]  Form filed by More than One Reporting Person


---------------
* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

----------------------------------------------------------------------------------------------------------------------------------
1. Title of       2. Transaction 3. Transaction  4. Securities Acquired (A) or      5. Amount of    6. Ownership Form 7. Nature of
   Security          Date           Code (Instr.    Disposed of (D)                    Securities      Direct (D) or     Indirect
   (Instr. 3)        (Month/Day/    8)              (Instr. 3, 4 and 5)                Beneficially    Indirect (I)      Beneficial
                     Year)                                                             Owned at End    (Instr. 4)        Ownership
                                                                                       of Month                          (Instr. 4)
                                                                                       (Instr. 3
                                                                                       and 4)
----------------- -------------- -------------- ---------------------------------  --------------- ----------------- --------------
                                  Code     V      Amount    (A) or (D)   Price
----------------- -------------- ---- --------- ---------  ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/13/99    P             87,000        A        $49.50
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/13/99    P             50,900        A        $49.69
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/13/99    P             27,500        A        $49.38
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/13/99    P             5,100         A        $49.31
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/13/99    P             4,500         A        $49.63
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/14/99    P            200,000        A        $51.00
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/15/99    P            100,000        A        $51.00
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/16/99    P            225,000        A        $50.00
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/16/99    P             61,900        A        $49.94
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/16/99    P             22,000        A        $49.63
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/16/99    P             13,000        A        $49.56
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/16/99    P             2,000         A        $49.75
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/16/99    P             1,100         A        $49.81
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/17/99    P            120,200        A        $52.00
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/17/99    P             75,800        A        $51.94
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/17/99    P             49,000        A        $51.00
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/17/99    P             41,000        A        $50.69
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/17/99    P             18,400        A        $51.75
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/17/99    P             13,000        A        $50.75
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/17/99    P             9,700         A        $50.94
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------
Common Stock, $1       12/17/99    P             6,200         A        $50.88         62,845,700          (D)*
   par value
----------------- -------------- ---- --------- ---------- ----------- ----------  --------------- ----------------- --------------




----------------------
Explanation of responses:

* The common stock of the Issuer has split 2-for-1 twice since the last filing on Form 4 of the Reporting Person, resulting in the increased number of shares included in the total reflected in this filing.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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

----------------------
Explanation of responses:

** Intentional misstatements or omissions of fact constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Signature of Reporting Person

HC Investments, Inc.

By:  /s/ James E. Ripka
     ------------------
Name:  James E. Ripka
Title:  President
Date:  January 6, 2000

STATEMENT ATTACHED TO FORM 4
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
BY HC INVESTMENTS, INC.
1100 NORTH MARKET STREET, SUITE 780
WILMINGTON, DELAWARE  29890

January 6, 2000


ITEM 6.  Relationships of Reporting Person to Company
------   --------------------------------------------

     HC Investments, Inc. ("HCI") is the beneficial owner of more than 10 percent of the outstanding common stock of The Clorox Company ("Clorox"). Under an agreement dated June 10, 1981, as amended, between Clorox and Henkel KGaA (a German company that indirectly owns all the outstanding capital stock of HCI), Clorox agreed to take all necessary actions to have such number of designees of Henkel nominated to Clorox's Board of Directors so that Henkel has representation on the Board of Directors proportionate with its stock ownership. Pursuant to this agreement, Mrs. Ursula Fairchild, Dr. Jurgen Manchot and Dr. Klaus Morwind currently serve on the Board of Directors of Clorox.